

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2022

Neela Paykel
General Counsel and Corporate Secretary
Hyperfine, Inc.
351 New Whitfield Street
Guilford, Connecticut 06437

      Re: Hyperfine, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2022
           File No. 333-262300

Dear Ms. Paykel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at (202) 551-4511 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: John Condon